Arent Fox LLP / Washington, DC / New York, NY / Los Angeles, CA

February 6, 2009	Deborah S. Froling
VIA EDGAR AND HAND DELIVERY	Attorney 202.857.6075 DIRECT 202.857.6395 FAX froling.deborah@arentfox.com

Ms. Pamela Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
Amendment No. 1 to Registration Statement on Form S-1, filed November 26, 2008 SEC File No. 333-153849

Dear Ms. Long:

On behalf of our client, ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in your letter, dated December 5, 2008, with respect to the Registrant’s above-referenced Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission on November 26, 2008 (the “Registration Statement”).  Earlier today, the Registrant filed via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”) revised to reflect, among other things, changes requested by your comments.  Amendment No. 2 contains the various revisions described below.  For your convenience, we are delivering a courtesy package, which includes four copies of Amendment No. 2, two of which have been marked to show changes from the Registration Statement.

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

1.
We note your response to comment 2 in our letter dated October 31, 2008.  Please clarify, in your disclosure, that the offering is limited to 400,000 Interests.  Also, please clarify that you will file a new registration statement to register any additional Interests above the 400,000 Interests registered in this registration statement.

Response:  Amendment No. 2 has been revised in response to the Staff’s comment.  Please see pages 6, 111 and 117 of Amendment No. 2.

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Ms. Pamela Long February 6, 2009 Page 2

2.
We note your response to prior comment 4.  Please expressly state that the discussion constitutes counsel’s opinion.  The current disclosure states that you have obtained a legal opinion but does not specify that the discussion is the legal opinion.

Response:  Amendment No. 2 has been revised in response to the Staff’s comment.  Please see page 72 of Amendment No. 2.

3.	We note your response to prior comment 5. Counsel should express a firm conclusion not a “more likely than not” discussion. We may have additional comments upon review of your response.

Response:  We understand that this comment has been addressed by the Staff’s review of our supplemental response and draft opinion letter.

If you have any questions, please feel free to call me at (202) 857-6075 or Joel S. Kress, Executive Vice President – Business and Legal Affairs, of ICON Capital Corp. at (212) 418-4711.

Sincerely,

/s/ Deborah S. Froling Deborah S. Froling

Enclosures

cc:	Joel S. Kress, ICON Capital Corp. (w/o enclosures)